UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Symbotic Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87151X101

(CUSIP Number)

David A. Ladensohn

c/o Symbotic Inc.

200 Research Drive

Wilmington, MA 01887

Telephone: (978) 284-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS David A. Ladensohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 194,211,698 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 194,211,698 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,211,698 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of (i) 153,647,127 shares of Class V-3 common stock held of record by The RBC Millennium Trust, for which the Reporting Person serves as co-trustee with Janet L. Cohen, and may be deemed to have shared voting and investment power therein, (ii) 13,858,144 shares of Class V-3 common stock and 545,835 shares of Class V-1 common stock held of record by The Jill Cohen Mill Trust, for which the Reporting Person serves as co-trustee with Janet L. Cohen, and may be deemed to have shared voting and investment power therein, (iii) 12,477,024 shares of Class V-3 common stock and 491,436 shares of Class V-1 common stock held of record by The 2014 QSST F/B/O Perry Cohen, for which the Reporting Person serves as trustee, (iv) 12,615,154 shares of Class V-3 common stock and 496,878 shares of Class V-1 common stock held of record by The 2014 QSST F/B/O Rachel Cohen Kanter, for which the Reporting Person serves as trustee, (v) 50,000 shares of Class A common stock held of record by Ladensohn Family Investments, Ltd., of which the Reporting Person is a general partner and may be deemed to have shared voting and investment power therein; (vi) 25,000 shares of Class A common stock held by of record by David A. Ladensohn Roth IRA, over which the Reporting Person exercises investment and dispositive power, and (vii) 5,100 shares of Class A common stock held of record by the Eliza Ladensohn New Hampshire Trust, for which the Reporting Person serves as trustee. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 274,784,710 shares of Class A common stock outstanding (which reflects the sum of (x) 80,653,112 shares of Class A common stock outstanding as of July 24, 2023 and (y) 194,131,598 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock). Based on the total of 555,847,570 shares of the Issuer’s common stock outstanding as of July 24, 2023 (including (i) 80,653,112 shares of Class A common stock, (ii) 67,665,517 shares of Class V-1 common stock, and (iii) 407,528,941 shares of Class V-3 common stock), the Reporting Person beneficially owns 34.9% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 24, 2023.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS The 2014 QSST F/B/O Perry Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,968,460 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,968,460 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,968,460 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of 12,477,024 shares of Class V-3 common stock and 491,436 shares of Class V-1 common stock held of record by The 2014 QSST F/B/O Perry Cohen. David A. Ladensohn may be deemed to have voting and dispositive power with respect to the shares by virtue of his position Trustee of The 2014 QSST F/B/O Perry Cohen. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 93,621,572 shares of Class A common stock outstanding (which reflects the sum of (x) 80,653,112 shares of Class A common stock outstanding as of July 24, 2023 and (y) 12,968,460 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock). Based on the total of 555,847,570 shares of the Issuer’s common stock outstanding as of July 24, 2023 (including (i) 80,653,112 shares of Class A common stock, (ii) 67,665,517 shares of Class V-1 common stock, and (iii) 407,528,941 shares of Class V-3 common stock), the Reporting Person beneficially owns 2.3% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 24, 2023.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS The 2014 QSST F/B/O Rachel Cohen Kanter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,112,032 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,112,032 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,112,032 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of 12,615,154 shares of Class V-3 common stock and 496,878 shares of Class V-1 common stock held of record by The 2014 QSST F/B/O Rachel Cohen Kanter. The Reporting Person may be deemed to have voting and dispositive power with respect to the shares by virtue of his position Trustee of The 2014 QSST F/B/O Rachel Cohen Kanter. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 93,765,144 shares of Class A common stock outstanding (which reflects the sum of (x) 80,653,112 shares of Class A common stock outstanding as of July 24, 2023 and (y) 13,112,032 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock). Based on the total of 555,847,570 shares of the Issuer’s common stock outstanding as of July 24, 2023 (including (i) 80,653,112 shares of Class A common stock, (ii) 67,665,517 shares of Class V-1 common stock, and (iii) 407,528,941 shares of Class V-3 common stock), the Reporting Person beneficially owns 2.4% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 24, 2023.

Explanatory Note

This Amendment No. 2 (this “Schedule 13D Amendment”) to the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 17, 2022, as amended by Amendment No. 1 to the Schedule 13D filed on July 21, 2022 (as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of (i) David A. Ladensohn, (ii) The 2014 QSST F/B/O Perry Cohen, and (iii) The 2014 QSST F/B/O Rachel Cohen Kanter, (collectively, the “Reporting Persons”), with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Symbotic Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following.

Redemption of OpCo Units and Stock Purchase Agreement

On July 24, 2023 and following delivery of a Notice of Redemption (as defined below) to Symbotic Holdings, 14,260,250 shares of Class A Common Stock reported herein were issued upon redemption of 14,260,250 OpCo Units by The RBC Millennium Trust and subsequently sold to SVF II Strategic Investments AIV LLC (“SVF II”) on July 25, 2023 for an aggregate purchase price of $400,000,000 pursuant to the Stock Purchase Agreement (as defined below). 7,897,442 shares of Class V-3 common stock, par value $0.0001 per share (the “Class V-3 Common Stock”), and 6,362,808 shares of Class V-1 common stock, par value $0.0001 per share (the “Class V-1 Common Stock”), reported herein, equal to the aggregate number of the redeemed OpCo Units, were transferred to the Issuer and cancelled and retired by the Issuer upon such redemption. David A. Ladensohn may be treated as indirectly beneficially owning OpCo Units redeemed, the shares of Class A Common Stock sold and the shares of Class V-3 Common Stock and shares of Class V-1 Common Stock cancelled and retired.

The Stock Purchase Agreement is summarized below in Item 6 which summary is hereby incorporated by reference into this Item 3.

Triggering Event III

On August 2, 2022, Triggering Event III (as defined in the Merger Agreement) occurred, which entitled the Reporting Persons to receive, in the aggregate, 2,632,319 Earnout Interests, and the Issuer issued 2,632,319 shares of Class V-1 Common Stock and Symbotic Holdings issued the equivalent number of OpCo Units to the Reporting Persons in satisfaction of the Earnout Interests earned by the Reporting Persons in connection with Triggering Event III.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a)-(b)	The Reporting Persons are in the aggregate beneficial owners of (i) 80,100 shares of Class A Common Stock, (ii) 192,597,449 shares of Class V-3 Common Stock and (iii) 1,534,149 shares of Class V-1 Common Stock, each of which are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to be in the aggregate the beneficial owners of 70.7% of the Class A Common Stock, calculated based on the percent of Class A Common Stock the Reporting Persons would hold in the aggregate assuming the conversion of all of each Reporting Person’s collective shares of Class V-3 Common Stock and Class V-1 Common Stock into shares of Class A Common Stock, resulting in a total of (i) 274,784,710 shares of Class A Common Stock outstanding (which reflects the sum of (x) 80,653,112 shares of Class A Common Stock outstanding as of July 24, 2023 and (y) 194,131,598 shares of Class A Common Stock issuable on conversion of the Reporting Person’s Class V-3 Common Stock and Class V-1 Common Stock). Based on the total of 555,847,570 shares of the Issuer’s common stock outstanding as of July 24, 2023 (including (i) 80,653,112 shares of Class A Common Stock, (ii) 67,665,517 shares of Class V-1 Common Stock, and (iii) 407,528,941 shares of Class V-3 Common Stock), the Reporting Persons collectively beneficially own in the aggregate 34.9% of the Issuer’s total outstanding Class A Common Stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 Common Stock and Class V-3 Common Stock) as of July 24, 2023.

The RBC Millennium Trust is the record holder of 153,647,127 shares of Class V-3 Common Stock. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by The RBC Millennium Trust by virtue of his role as co-trustee of the trust with Janet L. Cohen. Since the most recent filing on Schedule 13D by the Reporting Persons prior to this Schedule 13D Amendment, Triggering Event III occurred, following which the Issuer issued 2,120,936 shares of Class V-1 Common Stock and Symbotic Holdings issued the equivalent number of OpCo Units to The RBC Millennium Trust. These shares are included in the Reporting Person’s aggregate interests reported on this Schedule 13D Amendment. On July 23, 2023, The RBC Millennium Trust entered into the Stock Purchase Agreement with, among others, SVF II, pursuant to which 14,260,250 OpCo Units were redeemed by The RBC Millennium Trust for the equivalent number of shares of Class A Common Stock which were sold to SVF II on July 25, 2023 for an aggregate purchase price of $400,000,000. Upon such redemption, 7,897,442 shares of Class V-3 Common Stock and 6,362,808 shares of Class V-1 Common Stock, equal to the aggregate number of the redeemed OpCo Units, were transferred to the Issuer and cancelled and retired by the Issuer. These shares are excluded from the Reporting Person’s aggregate interests reported on this Schedule 13D Amendment.

The Jill Cohen Mill Trust is the record holder of 13,858,144 shares of Class V-3 Common Stock and 545,835 shares of Class V-1 Common Stock. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by The Jill Cohen Mill Trust by virtue of his role as co-trustee of the trust with Janet L. Cohen. Since the most recent filing on Schedule 13D by the Reporting Persons prior to this Schedule 13D Amendment, Triggering Event III occurred, following which the Issuer issued 181,945 shares of Class V-1 Common Stock and

Symbotic Holdings issued the equivalent number of OpCo Units to The Jill Cohen Mill Trust. These shares are included in the Reporting Person’s aggregate interests reported on this Schedule 13D Amendment.

The 2014 QSST F/B/O Perry Cohen is the record holder of 12,477,024 shares of Class V-3 Common Stock and 491,436 shares of Class V-1 Common Stock. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by The 2014 QSST F/B/O Perry Cohen by virtue of his role as sole trustee of the trust. Since the most recent filing on Schedule 13D by the Reporting Persons prior to this Schedule 13D Amendment, Triggering Event III occurred, following which the Issuer issued 163,812 shares of Class V-1 Common Stock and

Symbotic Holdings issued the equivalent number of OpCo Units to The 2014 QSST F/B/O Perry Cohen. These shares are included in the Reporting Person’s aggregate interests reported on this Schedule 13D Amendment.

The 2014 QSST F/B/O Rachel Cohen Kanter is the record holder of 12,615,154 shares of Class V-3 Common Stock and 496,878 shares of Class V-1 Common Stock. David A. Ladensohn may be deemed to beneficially own the securities of the Issuer held directly by The 2014 QSST F/B/O Rachel Cohen Kanter by virtue of his role as sole trustee of the trust. Since the most recent filing on Schedule 13D by the Reporting

Persons prior to this Schedule 13D Amendment, Triggering Event III occurred, following which the Issuer issued 165,626 shares of Class V-1 Common Stock and Symbotic Holdings issued the equivalent number of OpCo Units to The 2014 QSST F/B/O Rachel Cohen Kanter. These shares are included in the Reporting Person’s aggregate interests reported on this Schedule 13D Amendment.

(c)	Except for the transactions described in Item 3, Item 4 and Item 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons has effected any transactions in the Issuer’s common stock during the past 60 days.

(d)	Except as disclosed in this Schedule 13D and Exhibit 2, to the knowledge of the Reporting Persons, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following.

Stock Purchase Agreement

Contemporaneously with the Issuer’s entry into that certain Framework Agreement related to the formation of GreenBox Systems LLC as a strategic joint venture between the Issuer, SVF II and certain related parties, on July 23, 2023, SVF II entered into a stock purchase agreement (the “Stock Purchase Agreement”) with the Richard B. Cohen Revocable Trust and The RBC Millennium Trust (together with the Richard B. Cohen Revocable Trust, the “Sellers”) to purchase 17,825,312 shares of Class A Common Stock from Sellers for an aggregate purchase price of $500,000,000.

On July 23, 2023, The RBC Millennium Trust submitted a written notice of redemption (the “Notice of Redemption”) to Symbotic Holdings, to exercise the redemption rights as set forth in the Second A&R LLC Agreement and redeem 14,260,250 OpCo Units held by The RBC Millennium Trust for 14,260,250 shares of Class A Common Stock. The redemption was effectuated on July 24, 2023. Upon effectiveness of the redemption, 7,897,442 shares of the Class V-3 Common Stock and 6,362,808 shares of Class V-1 Common Stock owned by The RBC Millennium Trust, equal to the aggregate number of its redeemed OpCo Units, were transferred to the Issuer and cancelled and retired by the Issuer.

The Stock Purchase Agreement contains customary representations and warranties by SVF II and Sellers. The Stock Purchase Agreement also contains, among other things, customary covenants regarding (i) the effectuation of the redemption of the OpCo Units, (ii) the six-month transfer restriction on the Lock-Up Shares (as defined in the Stock Purchase Agreement) held by the Cohen Group (as defined in the Stock Purchase Agreement), and (iii) the compliance with that certain side letter, dated December 12, 2021, between Walmart Inc. and Richard B. Cohen.

The sale of shares of Class A Common Stock pursuant to the Stock Purchase Agreement closed on July 25, 2023 pursuant to which The RBC Millennium Trust sold the 14,260,250 shares of Class A Common Stock issued in the redemption to SVF II for a purchase price of $400,000,000.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is filed as Exhibit 99.1 to this Schedule 13D Amendment.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

99.1	Stock Purchase Agreement, dated as of July 23, 2023, by and among The RBC Millennium Trust, the Richard B. Cohen Revocable Trust and SVF II Strategic Investments AIV LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2023

DAVID A. LADENSOHN

By:	/s/ David A. Ladensohn
	Name:	David A. Ladensohn
	Title:	David A. Ladensohn, Individually

THE 2014 QSST F/B/O PERRY COHEN

By:	/s/ David A. Ladensohn
	Name:	David A. Ladensohn
	Title:	Trustee

THE 2014 QSST F/B/O RACHEL COHEN KANTER

By:	/s/ David A. Ladensohn
	Name:	David A. Ladensohn
	Title:	Trustee